FOURPLAY SOCIAL INC.

FINANCIAL STATEMENTS

For fiscal year ended December 31 2022

(Unaudited)

Fourplay Social Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking (2351)	5,554.83
Fourplay Social LLC Chase Checking (5728)	0.00
Mercury Checking (5188) - 1	367,211.33
Total Bank Accounts	**$372,766.16**
Total Current Assets	**$372,766.16**
Fixed Assets	
Computer (Danny Barnes)	3,483.71
Accumulated Depreciation	-3,483.71
Total Computer (Danny Barnes)	**0.00**
Research & Development	211,041.54
Accumulated Amortization	-24,621.00
Total Research & Development	**186,420.54**
Total Fixed Assets	**$186,420.54**
Other Assets	
Patents, copyrights, & franchises	725.00
Accumulated Amortization	-136.00
Total Patents, copyrights, & franchises	**589.00**
Total Other Assets	**$589.00**
TOTAL ASSETS	**$559,775.70**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Business Employee Credit Card (0629)	25.24
Fourplay Social LLC Chase Business Credit Card (5796)	0.00
Ramp Credit Card	4,800.00
Total Credit Cards	**$4,825.24**
Total Current Liabilities	**$4,825.24**
Total Liabilities	**$4,825.24**
Equity	
9100 SAFE Agreements	720,366.80
9105 Common Stock Holders	
Alan & Bonnie Dietzek Distributions	0.00
Allen & Terri Griggs Distributions	0.00
Danielle's Contributions	0.00
Julie Contributions	0.00
Total 9105 Common Stock Holders	**0.00**

Fourplay Social Inc

Balance Sheet

As of December 31, 2022

	TOTAL
APIC	16,995.41
Retained Earnings	
Net Income	-182,411.75
Total Equity	**$554,950.46**
TOTAL LIABILITIES AND EQUITY	**$559,775.70**

Fourplay Social Inc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-182,411.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Computer (Danny Barnes):Accumulated Depreciation	3,483.71
Research & Development:Accumulated Amortization	24,621.00
Chase Business Employee Credit Card (0629)	25.24
Fourplay Social LLC Chase Business Credit Card (5796)	0.00
Ramp Credit Card	4,800.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**32,929.95**
Net cash provided by operating activities	**$ -149,481.80**
INVESTING ACTIVITIES	
Computer (Danny Barnes)	-3,483.71
Research & Development	-211,041.54
Patents, copyrights, & franchises	-725.00
Patents, copyrights, & franchises:Accumulated Amortization	136.00
Net cash provided by investing activities	**$ -215,114.25**
FINANCING ACTIVITIES	
9100 SAFE Agreements	720,366.80
APIC	16,995.41
Common Stock Holders:Alan & Bonnie Dietzek Distributions	0.00
Common Stock Holders:Allen & Terri Griggs Distributions	0.00
Common Stock Holders:Danielle's Contributions	0.00
Common Stock Holders:Julie Contributions	0.00
Net cash provided by financing activities	**$737,362.21**
NET CASH INCREASE FOR PERIOD	**$372,766.16**
CASH AT END OF PERIOD	**$372,766.16**

Fourplay Social Inc

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Income	
4300 Revenue Sharing	29.10
4600 Merchandise Revenue	74.02
Total 4000 Income	**103.12**
Total Income	**$103.12**
GROSS PROFIT	**$103.12**
Expenses	
5000 Cost of Revenue	
5110 Server	2,493.43
Total 5000 Cost of Revenue	**2,493.43**
6000 Payroll	
6010 Salaries & Wages	115,384.50
6040 Benefits	14,467.65
6060 Payroll Taxes	16,359.21
6070 Payroll Fees	699.00
Total 6000 Payroll	**146,910.36**
6100 Advertising & marketing	5.00
6110 Branding	256.16
6115 Printed Materials	356.28
6125 Promotional and Advertising	7,382.96
6130 Social Media Advertising	3,249.11
6180 Influencers	3,440.00
6190 Events & Sponsorships	400.00
Total 6100 Advertising & marketing	**15,089.51**
6200 Professional Services	
6210 Legal	3,280.00
Joshua Trojak	1,000.00
Total 6210 Legal	**4,280.00**
6230 Technical	0.00
6235 UI/UX Designers	0.00
6250 Recruiting	0.00
6260 Tax Accounting	1,500.00
6270 Other Consultants	336.90
Total 6200 Professional Services	**6,116.90**
6300 Rent & Utilities	
6310 Rent	1,537.39
Total 6300 Rent & Utilities	**1,537.39**

Fourplay Social Inc

Profit and Loss

January - December 2022

	TOTAL
6400 Other General & Administrative Expenses	
6410 Insurance	
6411 Business insurance	-2,128.08
6412 STD & PFL Insurance	1,179.20
6413 Workman's Comp Insurance	488.54
Total 6410 Insurance	**-460.34**
6415 Office supplies	190.96
6420 Software & Online Services	1,558.55
Sendinblue Subscription	167.46
Shopify Subscription	81.00
Total 6420 Software & Online Services	**1,807.01**
6421 Printing & photocopying	49.63
6422 Small Tools & Equipment	38.53
Total 6415 Office supplies	**2,086.13**
6425 Memberships & subscriptions	468.05
6430 Bank fees & service charges	8.30
6440 Non-Sales Travel	363.21
6445 Parking	44.21
6450 Transportation	837.50
6455 Lodging	4,854.24
6460 Meals & Entertainment	1,221.38
Total 6440 Non-Sales Travel	**7,320.54**
6465 Taxes, Licenses, & Regulatory Fees	
6467 IP Applications and Filings	1,000.00
6468 Licenses and Permits	51.00
6469 Annual Filing Fee	325.00
6470 Taxes paid	1,125.00
Total 6465 Taxes, Licenses, & Regulatory Fees	**2,501.00**
6475 Other Incidental Expenses	
Shipping & Postage	132.12
Total 6475 Other Incidental Expenses	**132.12**
Total 6400 Other General & Administrative Expenses	**12,055.80**
Amortization Expense	24,649.00
Depreciation Expense	3,483.71
Total Expenses	**$212,336.10**
NET OPERATING INCOME	**$ -212,232.98**

Accrual Basis Wednesday, January 17, 2024 06:26 PM GMT-05:00

2/3

Fourplay Social Inc

Profit and Loss
January - December 2022

	TOTAL
Other Income	
7000 Other Income	
7010 Grant Income	
Eat Me Guilt Free Grant	10,000.00
Lighthouse Labs	20,000.00
Total 7010 Grant Income	**30,000.00**
7015 Interest Earned	-3.51
Mercury Checking Account	3.51
Total 7015 Interest Earned	**0.00**
Total 7000 Other Income	**30,000.00**
7005 Credit Card Rewards	231.18
Total Other Income	**$30,231.18**
Other Expenses	
8000 Other Expense	
8200 Cost of Goods Sold	409.95
Total 8000 Other Expense	**409.95**
Total Other Expenses	**$409.95**
NET OTHER INCOME	**$29,821.23**
NET INCOME	**$ -182,411.75**

	Common Stock		Preferred Stock				
CONSOLIDATED STATEMENT OF EQUITY FOR YEAR END DECEMBER 31, 2022							
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE	5,000	$ 50.00	-	$ -	16,995.41	-	16,995.41
Contributions	n/a	n/a	n/a	n/a	-	-	-
Other Comprehensive Gain/ (Loss)	n/a	n/a	n/a	n/a	-	-	-
Other Equity (SAFE Note)	n/a	n/a	n/a	n/a	-	720,366.80	720,366.80
Net Income	n/a	n/a	n/a	n/a	-	(182,411.75)	(182,411.75)
Ending Balance	5,000.00	$ 50.00	n/a	n/a	16,995.41	(182,411.75)	554,950.46

FOURPLAY SOCIAL INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2022

1. ORGANIZATION AND PURPOSE

Fourplay Social Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social networking platform for singles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.